Variable Investment Advisors, Inc.

AgStockTrade.com

VIA

Gregory S. Wilson
President CEO

4305 S. Louise Ave. Ste. 101A
Sioux Falls, South Dakota 57106
Office: 605-361-8230
Fax: 605-362-5819
e-mail: Gwilson310@aol.com

Member FINRA, SIPC

Creating Security for Life

Henjes, Conner & Williams, PC
P. O. Box 1937
Dakota Dunes, South Dakota 57049

This representation letter is provided in connection with your audit of the financial statements of VARIABLE INVESTMENT ADVISORS, INC., which comprise the statement of financial condition as of December 31, 2019, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information (collectively referred to as the financial statements), for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 12, 2019, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.

- We have provided you with:
  - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
  - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - Management,
  - Employees who have significant roles in internal control, or
  - Others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.

- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.

- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.

- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of uncorrected misstatements is attached to the representation letter.

- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

- Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordination agreements.

- The Company has assessed the impact of *FASB ASC 740, Income Taxes* , and has determined that no material liability is required to be recorded.

- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

- We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.

- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

- There are no side agreements implicit provisions, unstated business conventions, or other arrangements (either written or oral) that have not been disclosed to you.

- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any assert been pledged as collateral.

- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- We have identified all accounting estimates that could be material to the financial statements, and we confirm the appropriateness of the methods and the consistency in their application, the accuracy and completeness of data, and the reasonableness of significant assumptions used in developing the accounting estimates reported in the financial statements.

- We understand and acknowledge our responsibility for the fair presentation of the Computation of Aggregate Indebtedness and Net Capital in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Computation of Aggregate Indebtedness and Net Capital, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Computation of Aggregate Indebtedness and Net Capital have not changed from those used in the prior period. The form and content of the Computation of Aggregate Indebtedness and Net Capital complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information, and we believe that those assumptions or interpretations are appropriate.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2019 or through the date of this letter, except as been made known to you.

- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

  - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

  - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2019, to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2019.

- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, described below, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

  - VIA does not trade as a broker or dealer, for any customer, nor does it trade in its own account.
  - VIA does not hold funds or securities for, or owe money or securities to, customers.
  - VIA does no margin accounts or commodities transactions.
  - VIA at no time holds customer funds or securities, holds overnight balances or certificates of deposit or money market deposits.
  - VIA is not an introducing broker dealer and VIA does only sales of investment company and annuity transactions on an application way, while accepting checks made payable only to the investment company or insurance company.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2019, and through the date of this letter.

- Net capital computations prepared by us during the period January 1, 2019 through the date of this letter, indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. We are not subject to, and did not prepare, a calculation for the reserve requirements of the Net Capital Rule (SEC Rule 15c3-3).

- There were no significant deficiencies or material weaknesses at December 31, 2019 or during the period January 1, 2019, through the date of this letter, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003 letter issued by the Securities and Exchange Commission Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

VARIABLE INVESTMENT ADVISORS, INC.

Gregory S. Wilson

2/13/2020
Date

Variable Investment Advisors
Passed Adjusting Journal Entries
12/31/2019

#	ACCOUNT	DR	CR
(1)	1100 Accounts Receivable	5,500.00	
	40 ATS Plant Annual Fee Income		2,500.00
	41 ATS Plant Set Up Fee		3,000.00

To pass on recording 2019 annual and set up fee due from Al-Corn Clean Fuel.

Variable Investment Advisors, Inc.

AgStockTrade.com

VIA

Gregory S. Wilson
President CEO

4305 S. Louise Ave. Ste. 101A
Sioux Falls, South Dakota 57106
Office: 605-361-8230
Fax: 605-362-5819
e-mail: Gwilson310@aol.com

Member FINRA, SIPC

Creating Security for Life

Henjes, Conner & Williams, P.C.
P.O. Box 1937
Dakota Dunes, South Dakota 57049

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of VARIABLE INVESTMENT ADVISORS, INC. for the year ended December 31, 2019, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1. We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

2. We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3. We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

4. As of December 31, 2019, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

5. We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6. We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2019.

7. We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8. There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2019 and the date of this letter.

9. We have responded fully to all inquiries made to us by you during the engagement.

10. No events have occurred subsequent to December 31, 2019 and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.

11. Your report is intended solely for the information and use of Variable Investment Advisors, Inc., and the Securities Investor Protection Corporation, and is not intended to be and should not be used by anyone other than these specified parties.

Signature: Gregory S. Wilson

Title: President / CEO

Date: 2/13/2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIABLE INVESTMENT ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4305 SOUTH LOUISE AVENUE, SUITE 101A
(No. and Street)

SIOUX FALLS	SD	57106-3115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY WILSON 605-361-8230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GREGORY S. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VARIABLE INVESTMENT ADVISORS, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

STEVEN G. WILSON
Seal
Notary Public
South Dakota

Gregory S. Wilson
Signature

GREGORY S. WILSON, CEO
Title

Exp. 1/5/2024
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, GREGORY S. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VARIABLE INVESTMENT ADVISORS, INC., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

STEVEN G. WILSON
Seal
Notary Public
South Dakota

Signature

GREGORY S. WILSON, CEO

Title

Exp. 1/5/2024

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIABLE INVESTMENT ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4305 SOUTH LOUISE AVENUE, SUITE 101A
(No. and Street)

SIOUX FALLS	SD	57106-3115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY WILSON — 605-361-8230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*